SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Optical Sensors, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68384P 10 7
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V
            Tax Identification No.  41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    463,969*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 463,969*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             463,969*

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.5%

12)        TYPE OF REPORTING PERSON*

             PA




_____________________________
*  Includes 10,744 shares issuable upon exercise of warrant.



                                   13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V
            Tax Identification No.  41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    463,969*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 463,969*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             463,969*

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.5%

12)        TYPE OF REPORTING PERSON*

             PA





_____________________________
*  Includes 10,744 shares issuable upon exercise of warrant.



13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    463,969*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 463,969*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             463,969*

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.5%

12)        TYPE OF REPORTING PERSON*

             IN





_____________________________
*  Includes 10,744 shares issuable upon exercise of warrant.



13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel J. Haggerty
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    873,604*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 873,604*

PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             873,604*


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             10.4%

12)        TYPE OF REPORTING PERSON*

             IN





_____________________________
*  Includes 17,515 shares issuable upon exercise of warrant.




13G

CUSIP NO.  68384P 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    463,969*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 463,969*

PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             463,969*


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.5%

12)        TYPE OF REPORTING PERSON*

             IN





_____________________________
*  Includes 10,744 shares issuable upon exercise of warrant.




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)


Item 1(a)  Name of Issuer:

           Optical Sensors, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           7615 Golden Triangle, Suite A
           Eden Praire, MN  55344

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners V
           2.  Itasca Partners V
           3.  John E. Lindahl
           4.  Daniel J. Haggerty
           5.  George J. Still

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners V
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners V
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           4.  Daniel J. Haggerty
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           5.  George J. Still
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           This statement is filed by Norwest Equity Partners V on behalf of all of the persons listed above pursuant to Rule 13d-1(c) and Rule 13d-1(f). Norwest Equity Partners V is a Minnesota limited partnership. Itasca Partners V, a Minnesota general partnership, is the general partner of Norwest Equity Partners V. Daniel J. Haggerty, John E. Lindahl and George J. Still are the managing partners of Itasca Partners V.

Item 2(c)  Citizenship:

           1.  Norwest Equity Partners V:  Minnesota
           2.  Itasca Partners V:  Minnesota
           3.  John E. Lindahl:  United States
           4.  Daniel J. Haggerty:  United States
           5:  George J. Still:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           68384P 10 7

Item 3     Not Applicable

Item 4     Ownership:

           (1) Norwest Equity Partners V: At December 31, 1997, Norwest Equity Partners V beneficially owned 463,969 shares of common stock, including 10,744 shares issuable upon exercise of warrant. This amount represented 5.5% of the total shares of common stock outstanding at that date.

           (2)  Itasca Partners V:  At December 31, 1997, Itasca
                Partners V may be deemed to have beneficially owned, by virtue of its affiliation with Norwest Equity Partners V, 463,969 shares of common stock. This amount represented 5.5% of the total shares of common stock outstanding at that date.

           (3) John E. Lindahl: At December 31, 1997, John E. Lindahl may be deemed to have beneficially owned, by virtue of his affiliation with Norwest Equity Partners V,
                463,969 shares of common stock. This amount represented 5.5% of the total shares of common stock outstanding at that date.

           (4) Daniel J. Haggerty: At December 31, 1997, Daniel J. Haggerty may be deemed to have beneficially owned, an aggregate of 873,604 shares of common stock (representing 10.4% of the total number of shares of common stock outstanding at that date) as follows:
                (a) 463,969 shares of common stock by virtue of his affiliation with Norwest Equity Partners V (see 1 above), which shares represented 5.5% of the total number of shares of common stock outstanding at that date and (b) 373,604 shares of common stock by virtue of his affiliation with Norwest Equity Partners IV, which shares represented 4.4% of the shares of common stock outstanding at that date. Mr. Haggerty is one of two managing partners of Itasca Partners IV, a Minnesota Limited partnership that is the general partner of Norwest Equity Partners IV.

           (5) George J. Still: At December 31, 1997, George J. Still may be deemed to have beneficially owned, by virtue of his affiliation with Norwest Equity Partners V,
                463,969 shares of common stock. This amount represented 5.5% of the total shares of common stock outstanding at that date.

                The persons filing this statement other than Norwest Equity Partners V disclaim beneficial ownership of, and the filing of this shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Section 13, 14, and 16.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable


Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 3, 1998

NORWEST EQUITY PARTNERS V

By ITASCA PARTNERS V, as general partner



By:  /s/ John P. Whaley
         John P. Whaley, Partner